EXHIBIT 21.1
Subsidiaries of Haights Cross Communications, Inc.

Subsidiary Name	State of Incorporation
Haights Cross Operating Company	Delaware
Sundance/Newbridge Educational Publishing, LLC	Delaware
Triumph Learning, LLC	Delaware
Recorded Books, LLC	Delaware
Oakstone Publishing, LLC	Delaware
The Coriolis Group, LLC	Delaware
Options Publishing, LLC	Delaware
WF Howes Limited	United Kingdom